SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE ON RELATED-PARTY TRANSACTIONS

Parties	Tenenge Engenharia Ltda. (Tenenge or Service Provider) and Braskem S.A. (Braskem or Contracting Party).
Relationship with the issuer	Tenenge is a subsidiary of Novonor S.A. – Under Court-Supervised Reorganization which in turn is the controlling shareholder of Braskem.
Purpose	Electromechanical assembly services agreement for the investment project to expand the production capacity of the Ethylene-Alcohol Unit located in Triunfo, Rio Grande do Sul (“Q2 RS”).
Key terms and conditions

Scope of Agreement: to provide electromechanical assembly services for the investment project to expand production capacity of Q2 RS.

Term of the Agreement: 18 months

Total amount: one hundred twenty million reais (R$120,000,000.00)

Payment Method: the services effectively rendered shall be measured and compensated based on a Unit Price spreadsheet, in accordance with each service that is part of the scope and its respective measurement unit.

Situations of Termination: in accordance with typical market practices (e.g., contractual breach, force majeure or act of God, dissolution, in or out-of-court reorganization of any of the parties, among others).

Date of agreement’s execution	February 15, 2022
Any participation by the counterparty, its partners or managers in the issuer’s decision-making process or in the negotiation of the transaction as representatives of the issuer	The counterparty and its partners and managers did not participate in Braskem’s decision process or in negotiating the transaction.
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Detailed justification of the reasons why the management of the issuer believes the transaction was carried out on an arm’s length basis or involves adequate compensatory payment

Braskem held the competitive bid process and, among the bidders, Tenenge offered the best score in the technical evaluation and the best commercial conditions, ranking first in the technical-commercial weighting.

The execution of the purposes of the agreement requires high technical standards of quality and productivity, along with strict compliance with health, environmental and safety standards, and Tenenge fulfilled all these requirements. Tenenge has vast experience in executing the Services under other previous agreements and its performance reviews have been positive.

The decision-making process involved the analysis and negotiation of Tenenge’s proposal, whose contracting was approved by Braskem’s governance bodies and complied with the guidelines and rules of the Company’s procurement process.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.